Rede Partners (Americas) LLC
Financial Statement of Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
Year Ended March 31, 2026
(With Report of Independent Registered Public
Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1.	OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden
hours per response… 12.00

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70269

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934
REPORT FOR THE PERIOD BEGINNING___04/01/2025_ AND ENDING _____03/31/2026_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rede Partners (Americas) LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1270 Avenue of the Americas, Suite 408

(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Wode	+44 20 7618 9858	michael.wode@rede-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC

(Name – if individual, state last, first, middle name)

200 Jefferson Park #400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wode, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rede Partners (Americas) LLC, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CCO & General Counsel_____
Title

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Rede Partners (Americas) LLC

Contents

For Year Ended March 31, 2026

	Page(s)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, Member, and Those Charged with Governance of
Rede Partners (Americas) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rede Partners (Americas) LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Whippany, New Jersey

June 26, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Rede Partners (Americas) LLC
Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$	8,267,881
Fees receivable		24,775,941
Operating lease right of use asset		341,519
Fixed assets, net of accumulated depreciation and amortization		329,154
Receivable from affiliate, net		272,065
Prepaid expenses		177,466
Deferred tax assets		343,757
Tax receivable		118,983
Other assets		929,622
Total assets	$	35,556,388

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliate	$	20,222,483
Accrued expenses and other liabilities		4,706,407
Operating lease liability		362,831
Contract liabilities		623,310
Accounts payable		877,284
Deferred tax liabilities		28,816
Total liabilities		26,821,131
Member's equity		8,735,257
Total liabilities and member's equity	$	35,556,388

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Rede Partners (Americas) LLC ("Rede Americas" or "Company") was formed in June 2017 as a limited liability partnership in the state of Delaware and was converted into a limited liability company in December 2018. Rede Partners (Americas) LLC is wholly owned by Rede Partners (UK) limited which is directly controlled by Rede Partners LLP. Due to revenues being generated via income earned from transfer pricing from its affiliated entity (Rede Partners LLP (UK)) the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company conducts third-party marketing of private equity funds to institutional investors.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
Cash held by financial institutions which exceeds the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 exposes the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for office equipment is three years. The estimated useful life of furniture and fixtures is five years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of April 1, 2025 and March 31, 2026, the Company had receivable balances of $15,390,039, and $24,775,941 respectively. A portion of the receivable balances may be deferred based on the payment terms defined in the individual contracts with a customer. Those deferrals require periodic payments to be made and an interest rate is

The accompanying notes are an integral part of this financial statement.

2. Summary of Significant Accounting Policies (continued)

Receivables and Contract Balances (continued)
applied based on a rate stipulated in the contract and applied on the unpaid portion of the receivable balance.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of April 1, 2025 and March 31, 2026, the Company had $1,449,291 and $623,310, respectively of contract liabilities and no contract assets.

Allowance for Credit Losses
Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of March 31, 2026.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease, for office space. This is explained further in Note 5. The lease liability for this lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the

The accompanying notes are an integral part of this financial statement.

4

2. Summary of Significant Accounting Policies (continued)

Leases (continued)

commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Significant Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Income Taxes

The Company has elected to be taxed as a corporation. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. There were no material interest or penalties for the year ended March 31, 2026.

As of March 31, 2026, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The accompanying notes are an integral part of this financial statement.

5

3. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets is as follows:

Furniture and Fixtures	$	469,731
Office Equipment		347,552
Leasehold Improvements		886,145
		1,703,428
Less: Accumulated depreciated and amortization		1,374,274
Fixed assets, net	$	329,154

4. Related Party Transactions

The Company is paid a service fee by an affiliate based upon total expenses incurred by Rede Partners (UK).

The Company also pays a support service fee to an affiliate.

Receivable from affiliate, on the statement of financial condition of $272,065 relates to receivables in the ordinary course of business.

Rede Partners (UK) and the Company entered into a fee sharing agreement in October 2021. As of March 31, 2026 the Company had a payable of $20,222,483 which is classified as due to affiliate on the statement of financial condition. Payment of this liability is not required if the related receivable is not collected.

Partners (UK) allocable portion of 82% of fee income. Included in accounts payable on the statement of financial condition was $847,261 related to this arrangement representing 82% of cash received from customers that is payable to Rede Partners (UK).

5. Commitments

The Company has obligations as a lessee for office space in New York City, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Monthly base rent according to this agreement is $41,670. The lease was set to expire in August 2023 but it was extended to December 2026.

Amounts reported in the statement of financial condition as of March 31, 2026 were as follows:

Operating lease ROU asset $341,519
Operating lease liability $362,831

The discount rate used to determine the lease liability and right of use asset was 8%.

The accompanying notes are an integral part of this financial statement.

5. Commitments (continued)

Maturities of lease liabilities under the contingent operating lease as of March 31, 2026 are as follows:

Year ending March 31,	Minimum Lease Commitments
2027	$ 353,720

6. Income Taxes

Income taxes are accounted for in accordance with Topic ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state jurisdictions.

The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

As of March 31, 2026, the Company has concluded that there are no material uncertain tax positions. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months. The federal, and state income tax returns for 2023, 2024 and 2025 are open for examination by the tax authorities. There are no penalties recorded at March 31, 2026.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets are as follows:

Deferred tax asset	
Accruals to Cash	$ 342,135
Net Operating Losses	1,622
Total deferred tax asset	343,757
Deferred tax liability	
Property and Equipment	(28,816)
Total deferred tax liability	(28,816)
Total Net Deferred Assets/(Liabilities)	$ 314,941

As of March 31, 2026, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized.

The accompanying notes are an integral part of this financial statement.

7. Concentrations

The Company earned advisory fees in connection with its offerings. At March 31, 2026, there were $7,324,800 in fees receivable from three clients.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital. In addition, the Company required an additional charge of $79,323 of capital in regards to rule 15c3-1(c)(2)(iv)(C)/095. At March 31, 2026, the Company had net capital of $2,010,742 that was $1,681,419 in excess of its required net capital of $329,323.

9. Contingencies

The Company operates in a highly regulated industry and, in the normal course of business, is subject to various claims, regulatory inquiries, investigations, and legal proceedings, including customer disputes, arbitrations, and employment-related matters. In accordance with U.S. GAAP, specifically ASC Topic 450, *Contingencies*, the Company evaluates all known legal matters and assesses whether a loss is probable, reasonably possible, or remote, and whether such loss can be reasonably estimated.

While the ultimate outcome of these matters cannot be predicted with certainty, management believes, based on currently available information, that the resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer and agent in selling securities in private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statement of financial condition.

The accompanying notes are an integral part of this financial statement.

11. Subsequent Events

The Company has evaluated events subsequent to March 31, 2026 for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 26, 2026, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements or accompanying notes.

The accompanying notes are an integral part of this financial statement.

9